SEC 1745  Potential persons who are to respond to the collection of information
(02-02) contained in this form are not required to respond unless the form displays a currently valid OMB control number.







                               UNITED STATES                   OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION         OMB Number:
                                                               3235-0145
                          Washington, D.C. 20549               Expires: December
                                                               31, 2005
                               SCHEDULE 13G                    Estimated average
                              (Rule 13d-102)                   burden hours per
                                                               response. . 11



             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                  Odetics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    676065204
                                 (CUSIP Number)

                                 March 29, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        CUSIP No.  676065204


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Potomac Capital Management LLC
     13-3984298

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)     [  ]
     (b)     [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     New York

Number of          5.   Sole Voting Power
Shares                  0
Beneficially
Owned by           6.   Shared Voting Power
Each                    905,208
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                        905,208

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     905,208

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     4.8%

12.  Type of Reporting Person (See Instructions)

     HC; OO (Limited Liability Corporation)

                               CUSIP No. 676065204

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Potomac Capital Management Inc.
     13-3984786

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)     [  ]
     (b)     [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     New York

Number of          5.   Sole Voting Power
Shares                  0
Beneficially
Owned by           6.   Shared Voting Power
Each                    905,208
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                         905,208

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     905,208

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     4.8%

12.  Type of Reporting Person (See Instructions)

     HC; CO
                                       3

                              CUSIP No. 676065204

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Paul J. Solit

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)     [  ]
     (b)     [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     U.S.

Number of          5.   Sole Voting Power
Shares                    0
Beneficially
Owned by           6.   Shared Voting Power
Each                    905,208
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                         905,208

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     905,208

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     4.8%

12.  Type of Reporting Person (See Instructions)

     IN; HC
                                       4

Item 1.
           (a)  Name of Issuer

                Odetics, Inc.

           (b)  Address of Issuer's Principal Executive Offices

                1515 South Manchester Avenue
                Anaheim, California 92802

Item 2.
           (a)  Name of Person Filing

                This statement is being filed by (i) Potomac Capital Management LLC; (ii) Potomac Capital Management Inc.; and (iii) Paul J. Solit

           (b)  Address of Principal Business Office or, if none, Residence

                (i), (ii), and (iii)

                153 E. 53rd Street,
                26th Floor
                New York, New York 10022

           (c)  Citizenship

                (i) New York
                (ii) New York
                (iii) U.S.

           (d)   Title of Class of Securities

                 Class A Common Stock, par value $.10 per share

           (e)   CUSIP Number

                 676065204

Item 3.    Not Applicable

Item 4.   Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          Potomac Capital Management LLC
          Potomac Capital Management Inc.
          Paul J. Solit

          (a)  Amount beneficially owned:    905,208
          (b)  Percent of class:    4.8%
          (c)  Number of shares as to which the person has:
               (i)    Sole power to vote or to direct the vote    0
               (ii)   Shared power to vote or to direct the vote    905,208
               (iii)  Sole power to dispose or to direct the disposition of  0
               (iv) Shared power to dispose or to direct the disposition of 905,208

Item 5.      Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

This Amendment to Schedule 13G is being filed to report that as of the date hereof, Potomac Capital Management LLC, Potomac Capital Management Inc., and Paul J. Solit, are not holders of greater than five percent of any class of securities of the Issuer and therefore are no longer obligated to file additional amendments with regard to those shares of the Issuer for which they may be deemed to be beneficial owners.


Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

           See Exhibit A attached hereto.

Item 8.    Identification and Classification of Members of the Group

           Not Applicable.

Item 9.    Notice of Dissolution of Group

           Not Applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 9th day of April, 2004




                                         POTOMAC CAPITAL MANAGEMENT LLC

                                         By:    /s/  Paul J. Solit
                                                ------------------------------
                                                Paul J. Solit, Managing Member

                                         POTOMAC CAPITAL MANAGEMENT INC.

                                         By:    /s/  Paul J. Solit
                                                ------------------------------
                                                Paul J. Solit, President


                                         PAUL J. SOLIT

                                         By:    /s/  Paul J. Solit
                                                ------------------------------
                                                Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A         Identification of entities which acquired the shares which are the subject of this report on Schedule 13G

Exhibit B         Joint Filing Agreement dated April 9, 2004 among Potomac
                  Capital Management LLC, Potomac Capital Management, Inc.
                  and Paul J. Solit